Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 12, 2023

Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
File Nos: 811-23859 and 333-270997
1919 Financial Services Fund, 1919 Socially Responsive Balanced Fund, 1919 Maryland Tax-Free Income Fund and 1919 Variable Socially Responsive Balanced Fund

Dear Ms. Rowland:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on October 5, 2023, with respect to Post-Effective Amendment No. 9 to the Trust’s registration statement, which was filed to add four new series to the Trust. The 1919 Financial Services Fund and 1919 Socially Responsive Balanced Fund (each, a “Fund,” and together, the “Funds”) are being registered in order to serve as the surviving funds in “shell reorganizations” with series of another registered investment company, and will not commence a public offering until the completion of the reorganization. Post-Effective Amendment No. 9 also included the 1919 Maryland Tax-Free Income Fund and 1919 Variable Socially Responsive Balanced Fund; however these two funds will no longer be reorganizing into the Trust and all references will be removed from the registration statement.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
1919 FINANCIAL SERVICES FUND
Comment 1. With respect to the fees and expenses table, please disclose the acquired fund fees and expenses (AFFE) because the strategy of the Fund includes investments in ETFs. Please include AFFE as a separate line if it 0.01% or more, or confirm supplementally that AFFE is reflected in Other Expenses if it is less than 0.01%.
Response: The Trust notes that AFFE is reflected in Other Expenses because it is less than 0.01%.
Comment 2. With respect to the fees and expenses table for each Fund, please disclose all expenses based on amounts for the respective predecessor fund for the prior year and revise the associated footnote accordingly.
Response: The Trust has disclosed all fees and expenses based on expenses of the applicable predecessor fund and has revised the applicable footnote accordingly.
Comment 3. With respect to footnote 2 of the fees and expenses table of the Financial Services Fund, given that the other expenses vary by class, please estimate the expenses for Class FI and Class R for the current fiscal year and indicate that the figure is estimated for the current fiscal year.
Response: The Trust has made the requested change to the footnote.

Comment 4. With respect to the expense example for the Financial Services Fund, please separate the Class A expenses into two lines - one with and one without redemptions.
Response: The Trust has made the requested change.
Comment 5. With respect to the first sentence of the Principal Investment Strategies of the Financial Services Fund, please add, if relevant, “namely common stock” in parentheses after “issuers.”
Response: The Trust has added a reference to common stock at the end of the first paragraph.
Comment 6. In the Financial Services Fund’s investment strategy discussion and elsewhere if appropriate, please provide a more reasonable definition of what issuers are considered to be a financial services company (for example, 50% of revenue or profit or devoting 50% of assets to providing financial services).
Response: The Trust notes that the Fund’s stated definition is reasonable with respect to how the Adviser determines an issuer in the financial services industry.
Comment 7. Please add the Financial Services Fund’s concentration policy to the Principal Investment Strategy disclosure.
Response: The Trust notes that the Fund’s 80% policy encompasses the Fund’s concentration policy.
Comment 8. Generally, please be more specific about the criteria the Fund’s invsetment adviser uses to determine the securities it selects and how it determines when to sell such investments.
Response: The Trust has made the requested change.
Comment 9. Please explain what it means to “review the economy,” as stated in the second paragraph of the Principal Investment Strategies.
Response: The Trust notes that this statement is in reference to an issuer’s performance against comparable issuers. For example, a regional bank would not be measured against a national bank btu rather compared against another regional bank with a similar geographical footprint.
Comment 10. Please disclose in the Principal Investment Strategies that foreign investments may be denominated in foreign currency.
Response: The Trust notes that the Fund does not principally invest in non-USD denominated securities.
Comment 11. With respect to fixed income securities, please specify the principal fixed income investment type that the Fund expects to invest in and add a tailored risk.
Response: The Trust notes that the disclosure already specifies high yield securities and corresponding risk disclosure has been added.
Comment 12. With respect to the previous comment, if the Fund does not principally invest in fixed income securities, please remove the corresponding fixed income risk.
Response: The Trust has made no change to the current disclosure based on the response to the previous comment.
Comment 13. With respect to the introduction paragraph of the Principal Risks for all Funds, please remove the statement regarding the order of the risks.
Response: The Trust has made the requested change.
Comment 14. With respect to Foreign Investment and Emerging Markets Risk, please add all relevant risks related to investments in emerging markets as discussed in the SEC’s accounting and disclosure information about emerging markets risks. For example, there is less public access to information, differences in applicable regulatory accounting, auditing, financial reporting, and record keeping standards.
Response: The Trust notes that such disclosure is included in the Foreign Investments and Emerging Markets Risk.

Comment 15. With respect to the discussion about atypical foreign investment structures, please add that atypical foreign investment structures may limit investor rights and recourse and that there may be limited corporate governance standards as compared to US companies.
Response: The Trust has made the requested change.
Comment 16. With respect to the returns table in the Performance section, please state that Class FI and Class R have not commenced operations (or not been in operation for more than a year) as an explanation why they are not included in the table.
Response: The Trust has made the requested change.
Comment 17. With respect to the paragraph above the calendar year bar chart for all Funds, please rephrase this statement as follows: Past performance for the predecessor fund and the prior predecessor fund…”
Response: The Trust has made the requested change.
Comment 18. With respect to the Management section, please name the portfolio manager who is primarily responsible for the day to day management of the Fund or if they are jointly responsible state that they are “jointly and primarily responsible.”
Response: The Trust has made the requested change.
1919 SOCIALLY RESPONSIVE BALANCED FUND
Comment 19. With respect to the fees and expenses of the Socially Responsive Balanced Fund expense table, please disclose the actual AFFE of the Predecessor Fund.
Response: The Trust notes that the actual AFFE for the Predecessor Fund is disclosed in the table as 0.01%.
Comment 20. With respect to the Principal Investment Strategies of the Socially Responsive Balanced Fund, the Staff notes that the Fund’s name includes the phrase “socially responsive.” The Staff believes this phrase suggests a type of investment and therefore the Fund should include an 80% “names rule” policy that covers socially responsive investments. In addition, please add a reasonable definition of socially responsive.
Response: The Trust respectfully disagrees that the term “socially responsive” in the Fund’s name makes the Fund subject to the currently effective requirements of Rule 35d-1. The Trust notes that it believes that the use of the term “socially responsive” in the Fund’s name connotes an investment strategy rather than a particular type of investment. Accordingly, the Trust does not believe that the Fund’s name is subject to the currently effective Rule 35d-1.
Comment 21. With respect to the strategy discussion of common stock and other equity securities, please specify what other equity securities (in addition to common stock) the Fund may invest and add appropriate risk disclosure.
Response: The Trust has made the requested changes.
Comment 22. Please state that foreign investments may be denominated in foreign currency.
Response: The Trust notes that the Fund does not principally invest in non-USD denominated securities.
Comment 23. With respect to the statement, “relative to other companies in an industry,” please disclose whether the Fund is compared to companies relative to other industries (as some industries overall may have a better or worse ESG record).
Response: The Trust notes that this statement is in reference to comparisons between companies within the same industry.
Comment 24. With respect to the socially responsive factors, please explain how the factors are weighted and explain whether the Fund selects companies within the same industry with the highest score. Also, please discuss how it is that the score is determined and whether there is a minimum score.
Response: The Trust notes that the Adviser does not use a specified weighting or scoring system.
Comment 25. Please provide further explanation as to what the word “avoidance” means. For example, is it an absolute exclusion or just a single negative screen factor?
Response: The Trust notes that existing disclosure following the list of factors already makes clear that this factor, as well as the others listed, are not absolute exclusions, stating: “Socially responsive factors are not the exclusive considerations in investment decisions but companies that are not, in the view of the portfolio managers, satisfying the above factors -- or making efforts to satisfy the above factors -- consistent with applicable industry norms will not be purchased”.
Comment 26. With respect to the statement, “the Fund also assesses control of or exposure to fossil fuels…, ” please explain whether this means entities that are “dependent” or “involved in” such extraction.
Response: The Trust has added additional disclosure.
Comment 27. With respect to the statement that socially responsive factors are not the exclusive consideration for investment selection, please summarize the other factors that are considerations.
Response: The Trust responds by making the requested revisions.
Comment 28. Please disclose how is it determined that a company satisfies both the socially responsive and non-socially responsive factors.
Response: The Trust notes that the Principal Investment Strategies section describes the Adviser’s proprietary research process.
Comment 29. Please apply all comments regarding principal risks to all Funds.
Response: The Trust has made all requested changes.
Comment 30. With respect to Mortgage-Backed Securities and Other Asset-Backed Securities Risk, please add a statement that the value of mortgage-backed securities may change dramatically over time.
Response: The Trust has added the requested disclosure.
Comment 31. With respect to the Management section, please name the portfolio manager who is primarily responsible for the day to day management of the Fund or if they are jointly responsible state that they are “jointly and primarily responsible.”
Response: The Trust has made the requested change.
ITEM 9 DISCLOSURE
Comment 32. Please state each Fund’s policy to concentrate, if applicable.
Response: The Trust has made the requested change.
Comment 33. With respect to the sentence under the Financial Services Fund that begins, “for purposes of the financial services 80% policy,” please change the word “include” to “are,“ and update the remainder of that paragraph as necessary in light of that change.
Response: The Trust has made the requested change.
Comment 34. On page 26, given the new Derivatives Rule, please tailor the derivatives disclosure accordingly or delete it to the extent that these concepts are no longer applicable.
Response: The Trust has revised the derivatives disclosure.

Comment 35. With respect to the last paragraph of the Financial Services Fund, please change “market value” to “notional value” or explain why it should be market value.
Response: The Trust has removed this reference.
Comment 36. Please provide in more detail the investment selection criteria used by the portfolio manager(s) for the Financial Services Fund.
Response: The Trust has made the requested change.
Comment 37. Please state the Socially Responsive Fund’s 80% policy and disclose that it is subject to change upon 60 days’ notice to shareholders.
Response: The Trust respectfully disagrees that the use of the term “socially responsive” in the Fund’s name makes the Fund subject to the currently effective requirements of Rule 35d-1. The Trust notes that it believes that the use of the term “socially responsive” in the Fund’s name connotes an investment strategy rather than a particular type of investment. Accordingly, the Trust does not believe that the Fund’s name is subject to the currently effective Rule 35d-1.
Comment 38. Please provide more information about how social and non-social factors are weighted in the Socially Responsive Fund.
Response: The Trust notes that the current disclosure states that while socially responsive factors are not the exclusive considerations, an investment will not be purchased if the factors are not satisfied consistent with applicable industry norms.
Comment 39. Please consider adding the Socially Responsive Fund’s description of equity investments to the Item 4 summary.
Response: The Trust believes the current Item 4 disclosure is an appropriate summary.
Comment 40. Please provide disclosure about when the adviser determines to sell securities in the Socially Responsive Fund.
Response: The Trust notes that the current disclosure states that the Adviser will sell a portfolio security that no longer meets the socially responsive factors described, but such decisions may also be based on the Adviser’s fundamental equity and fixed income research process, which is also described in the current disclosures.
STATEMENT OF ADDITIONAL INFORMATION
Comment 41. Please apply the changes with respect to the Financial Services Fund “names rule” comments to the Statement of Additional Information. Please also delete references to “hardware, software, publishing, news services, etc”
Response: The Trust maintains that the financial services industry includes companies engaged in the hardware, software, publishing, and news services with respect to their reliance on and support of the financial services industry.
Comment 42. Please update the disclosure regarding when issued securities in accordance with the new Derivatives Rule.
Response: The Trust has removed this disclosure.
Comment 43. With respect to the statement on page 21 regarding the Financial Services Fund’s percentage restrictions, please revise this statement so it is not applicable to borrowings and illiquid investments.
Response: The Trust has made the requested change.
Comment 44. With respect to the Financial Services Fund’s concentration policy, please add a statement that the Fund will be concentrated in the financial services industry.
Response: The Trust has made the requested change.
Comment 45. With respect to the previous comment, please also make the change to the explanatory paragraph on page 24.

Response: The Trust has made the requested change.
Comment 46. Please delete or revise the sentence, “Given the Financial Services Fund’s policy to invest, under normal circumstances, at least 80 % of its net assets in equity securities of issuers in this industry, the Financial Services Fund expects this policy probably will never prohibit a purchase or sale.”
Response: The Trust has made the requested deletion.
Comment 47. Please move the following sentence to become the second sentence in the paragraph: Accordingly, issuers of the foregoing securities will not be considered to be members of any industry.
Response: The Trust has made the requested change.
Comment 48. Please add the Financial Services Fund’s “names rule” policy to the Fund’s non fundamental policies.
Response: The Trust has made the requested change.
Comment 49. With respect to the sentence on page 25 regarding the Socially Responsive Fund’s investments in U.S. companies, please make this sentence consistent with the language in the prospectus. Specifically, this should be with respect to the mix of common stock and fixed income securities of U.S. and non-U.S. companies.
Response: The Trust has made the requested change.
Comment 50. Please apply Item 4 and Item 9 comments, as applicable with respect to the Socially Responsive Fund and add disclosure that the 80% policy cannot be changed without 60 days’ notice to shareholders.
Response: The Trust has made applicable changes. As previously noted, the Trust does not believe that the Socially Responsive Fund’s name is subject to the currently effective Rule 35d-1.
Comment 51. Please delete the last three sentences of the first paragraph of the Derivatives section on page 33 because the Fund is a limited derivatives user.
Response: The Trust has made the requested change..
Comment 52. Please apply the same changes as requested previously to the Socially Responsive Fund regarding “group of industries.”
Response: The Trust has made the requested change.
Comment 53. Please move the sentence that begins, “Accordingly, issuers of the foregoing,” so that it makes more sense within the paragraph.
Response: The Trust has made the requested change.
Comment 54. Please add, as appropriate, each fund’s non-fundamental "names rule” policies.
Response: The Trust has made the requested changes with respect to Rule 35d-1 for the Financial Services Fund. However, as previously noted, the Trust does not believe that the Socially Responsive Fund’s name is subject to the currently effective Rule 35d-1.
If you have any questions or comments concerning this filing, please feel free to contact me at 626-914-7372.
Sincerely,
/s/ Scott Resnick
Scott Resnick
Assistant Secretary
Advisor Managed Portfolios